SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No._____)

                              The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
                                 --------------
                                 (CUSIP Number)

                                       COPY TO:
 Tami E. Nason, Esq.                                   Christopher A. Klem, Esq.
 Charlesbank Capital Partners, LLC                     Ropes & Gray
 600 Atlantic Avenue                                   One International Place
 Boston, MA  02110                                     Boston, MA  02210
 (617) 619-5400                                        (617) 951-7410
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 9 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 929289106   |                         |    Page 2 of 9 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |    Demeter Holdings Corporation                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |    OO                                                            |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |    Massachusetts                                                 |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |     1,883,231 shares (see Item 5)                   |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |     ----                                            |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |     1,883,231 shares (see Item 5)                   |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |     ----                                            |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |    1,883,231 shares                                              |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                    |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               |
|         |                                                                  |
|         |    35.8%                                                         |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |    CO                                                            |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 929289106   |                         |    Page 3 of 9 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |    Phemus Corporation                                            |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |    OO                                                            |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |    Massachusetts                                                 |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |     102,671 shares (see Item 5)                     |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |     ----                                            |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |     102,671 shares (see Item 5)                     |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |     ----                                            |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |    102,671 shares                                                |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                    |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               |
|         |                                                                  |
|         |    2.0%                                                          |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |    CO                                                            |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                               The WMF Group, Ltd.
                               -------------------


Item 1.  Security and Issuer.
         --------------------

        This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of The WMF Group, Ltd., a Delaware corporation (the "Issuer"), which has its principal executive offices at 1593 Spring Hill Road, Suite 400, Vienna, Virginia 22182.

Item 2.  Identity and Background.
         ------------------------

        This statement is filed by Demeter Holdings Corporation ("Demeter"), a Massachusetts corporation solely controlled by The President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation and title-holding company for the endowment fund of Harvard University, and Phemus Corporation ("Phemus"), a Massachusetts corporation that is solely controlled by Harvard. The principal executive offices of Demeter and Phemus are located at 600 Atlantic Avenue, Boston, Massachusetts 02210.

        Demeter and Phemus are charitable companies holding a portion of the endowment fund of Harvard University.

        Demeter's and Phemus' activities are carried on from their offices located at 600 Atlantic Avenue, Boston, Massachusetts 02210.

        Information relating to the directors and executive officers of Demeter and Phemus is contained in Exhibit A attached hereto and incorporated herein by reference. All of the directors and executive officers of Demeter and Phemus are citizens of the United States of America.

        None of Demeter or Phemus or, to the best of Demeter's or Phemus' knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Demeter nor Phemus, nor to the best of Demeter's or Phemus' knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

        Beneficial ownership of 102,671 shares of the Common Stock of the Issuer was acquired by Phemus following a pro rata distribution of Common Stock of the Issuer held by Capricorn Investors, LP to all of its limited partners pursuant to the Amended and Restated Agreement of Capricorn Investors, LP, dated as of June 19, 1987 and amended as of August 13, 1990. Phemus is a limited partner of Capricorn Investors, LP.

Item 4.  Purpose of Transaction.
         -----------------------

        Demeter holds fully vested options to purchase 10,000 shares of Common Stock of the Issuer.

        Except as described above, neither Demeter nor Phemus have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.


                                Page 4 of 9 Pages

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

        (a),(b) Demeter is the beneficial owner of 1,883,231 shares of Common Stock (approximately 35.8% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC and including shares of Common Stock of the Issuer which Demeter has the right to acquire beneficial ownership of within 60 days). The shares of Common Stock reported herein as beneficially owned by Demeter include 10,000 shares of Common Stock that Demeter may acquire at any time upon exercise of an option to purchase such shares at a price of $9.15 per share. Phemus is the beneficial owner of 102,671 shares of Common Stock (approximately 2.0% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC).

        Each of Demeter and Phemus has sole power to vote and sole power to dispose of such shares to which this Statement relates, except as provided in the Existing Assets Management Agreement as described in Item 6.

        (c) See response to Item 3 above.

        (d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Demeter and Phemus.

        (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Securities of the Issuer.
         --------------------------------

        Pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank Capital Partners, LLC ("Charlesbank"), Harvard and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates, in connection with certain existing investments of Harvard and its affiliates, including the investment by Demeter and Phemus in The WMF Group, Ltd. disclosed herein. In such capacity, Charlesbank will furnish advice to Harvard regarding such investments; monitor such investments; furnish nominees for the boards of directors in connection with such investments; dispose of such investments; perform day-to-day investment and administrative operations, including management of such investments and distributions; and maintain the principal records with respect to such investments.

        As the investment manager, Charlesbank will be entitled to an incentive fee based on the cash receipts generated by the pool of investments of which The WMF Group, Ltd. is a part.

        Harvard may terminate the Existing Assets Management Agreement at any time and for any reason upon thirty days' prior written notice to Charlesbank.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit A -- Information concerning Reporting Persons' directors and executive officers.

                                Page 5 of 9 Pages

                                    Signature
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1998

DEMETER HOLDINGS CORPORATION



By: /s/ Tami E. Nason
    -----------------------------
    Name:  Tami E. Nason
    Title: Authorized Signatory


PHEMUS CORPORATION



By: /s/ Tami E. Nason
    -----------------------------
    Name:  Tami E. Nason
    Title: Authorized Signatory


                                Page 6 of 9 Pages

EXHIBIT INDEX
-------------

                                                                 Page Number In
Exhibit                                                          Sequentially
Number          Description                                      Numbered Copy
-------         -----------                                      ---------------
A               Information Concerning Reporting                       7
                Persons' Directors and Executive Officers


                                Page 7 of 9 Pages

                                    EXHIBIT A
                                    ---------

                        Directors and Executive Officers
                        --------------------------------

         The names of the Directors and Executive Officers and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, Boston, Massachusetts 02210.


I.       Directors of Demeter Holdings Corporation
         -----------------------------------------

                                    Present Principal
      Name                          Occupation
----------------                    -----------------
Michael R. Eisenson                 President and Chief Executive Officer,
                                    Charlesbank Capital Partners, LLC

Tim R. Palmer                       Managing Director,
                                    Charlesbank Capital Partners, LLC

Mark A. Rosen                       Managing Director,
                                    Charlesbank Capital Partners, LLC

II.      Executive Officers of Demeter Holdings Corporation
         --------------------------------------------------

                                    Office/Position
     Name                           with Demeter
----------------                    -----------------

Michael R. Eisenson                 President

Mark A. Rosen                       Vice President

Michael Thonis                      Vice President

[Position Vacant]                   Treasurer

Tami E. Nason                       Clerk

Kevin M. Brown                      Assistant Clerk

III.     Directors of Phemus Corporation
         -------------------------------

                                    Present Principal
     Name                           Occupation
----------------                    -----------------

Michael R. Eisenson                 President and Chief Executive Officer,
                                    Charlesbank Capital Partners, LLC

Jack R. Meyer                       President,
                                    Harvard Management Company, Inc.

[Position Vacant]

                                Page 8 of 9 Pages

IV.      Executive Officers of Phemus Corporation
         ----------------------------------------

                                    Office/Position
     Name                           with Phemus
----------------                    -----------------

Michael R. Eisenson                 President

Tim R. Palmer                       Vice President

Michael Thonis                      Vice President

[Position Vacant]                   Treasurer

Tami E. Nason                       Clerk


                                Page 9 of 9 Pages